Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM COMPLETES ACQUISITION OF ADI
ENGINEERING

- Excellent Initial Response From Both Silicom & ADI Customers -

KFAR SAVA, Israel – October 28, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that it has completed its previously-announced acquisition of ADI Engineering, a privately-held, US-based provider of high performance, high-quality, first-to-market Intel-based products targeted at the SDN, NFV, IoT, Cloud Computing and Virtualization trends. Upon closing, Silicom paid ADI’s stockholders $10 million in cash, and will make additional payments in the future subject to the attainment of certain performance milestones.

“We are very pleased to complete the acquisition and to bring ADI into the Silicom family,” commented Shaike Orbach, Silicom’s President and CEO. “We look forward to working together, taking advantage of both our strengths to offer expanded product lines for existing customers and strategic new market segments. Initial discussions with both ADI and Silicom customers confirm their excitement about the potential of our joint efforts, and we look forward to immediately pursuing synergistic new product and business development opportunities.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com